UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2020, relating to the tender offer (the “Offer”) by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) owned by the stockholders of the Company other than Parent and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 14, 2020.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on September 21, 2020 and the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on September 24, 2020, remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as presented below.

Item 2.	Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The paragraph under the heading “Tender Offer and Merger” is revised to include the following sentence at the end of such paragraph:

“For clarity, the capitalized term “Unaffiliated Stockholders” when used herein does not exclude the Company’s officers or directors, other than Greg Behar.”

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The 13th paragraph in the section entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer”, which begins with “On July 13, 2020…”, shall be deleted in its entirety and replaced with the following two paragraphs below:

“On July 13, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management to discuss the possibility of engaging in exploratory discussions with respect to a potential transaction suggested by representatives of Nestlé. Representatives of Lazard and Latham were also present. At the meeting, representatives of Aimmune’s management discussed the business plans and objectives for 2020 and upcoming SEC filings. In addition, representatives of Latham provided an overview of the fiduciary duties of the Aimmune Board, summarized the terms of the existing restrictions in the Standstill Agreement and answered questions as to potential transaction timelines and structures in the event that Aimmune were to consider a strategic transaction. Further, in order to assist the Independent Directors with their decision as to whether to waive the restrictions of the Standstill Agreement to permit further exploratory discussions and to permit Nestle to engage in due diligence, representatives of Lazard discussed their preliminary analysis of potential valuations of Aimmune based on discounted cash flow analyses utilizing certain preliminary probability-adjusted cash flow projections regarding the Company on a standalone basis provided by the Company during the second quarter of 2020, which reflected various assumptions and estimates regarding the Company’s business of the Company at the time such projections were provided, a preliminary selected public companies analysis, a preliminary selected transaction analysis, a preliminary analysis of premia paid for acquisitions of certain other publicly-traded companies, historical trading prices of the Shares and research analyst price targets, and noted that, among other things, the various assumptions and estimates reflected in the projections utilized for the discounted cash flow analyses are subject to alteration due to unusual market volatility in connection with COVID-19 at the time such assumptions and estimates were made. Such preliminary valuation analyses were subsequently refined by Lazard, including revisions to reflect the Company’s updated projections (see the section entitled “Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information” for more information), and subsequent developments resulting in Lazard’s final financial analyses which were presented to the Board on August 28, 2020 and are summarized herein (see the section entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors —Opinion of Lazard Frères & Co. LLC”). Lazard also advised the Independent Directors on the range of possible responses to Nestlé and various tactical considerations involved in those possible responses, taking into account the bidding evolution in certain other public biotechnology acquisitions; and Lazard discussed with the Independent Directors their preliminary perspectives on other potentially interested parties.

In the course of the meeting, the Independent Directors determined that a potential price of $30.00 per Share was not sufficient to allow Nestlé access to materials for the purpose of commencing a due diligence investigation of Aimmune or to justify a waiver of any of the restrictions in the Standstill Agreement. After the discussion, the Independent Directors directed Aimmune’s management to indicate to Nestlé that a price of $30.00 per Share would not be a sufficient indicative value for Aimmune to agree to waive the terms of the Standstill Agreement for the purpose of furthering exploratory discussions and allowing Nestlé to engage in due diligence.”

•

The third sentence of the paragraph starting “Also on the morning of August 25, 2020,” in the section “Background and Reasons for the Company Board’s Recommendation – Background of the Offer”, shall be amended and restated as follows:

“Representatives of J.P. Morgan and Lazard discussed their respective preliminary financial analyses of the transaction, including an evaluation of a potential transaction at a per Share price of $34.00, based on methodologies that are in each case substantially consistent with the financial analysis of the transaction which the respective representatives of each Financial Advisor reviewed with the Independent Directors on the afternoon of August 28, 2020, as described in greater detail below, and then-available market data.”

•

The first paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” is revised to include the following sentences at the end of such paragraph:

“The analysis and conclusions of the Independent Directors expressly formed the basis for the Company Board’s determination that the Offer and Merger are fair to, and in the best interests of, the Unaffiliated Stockholders, and is fair to the unaffiliated security holders of the Company (which exclude all of the directors and officers of the Company) by virtue of being part of the larger group of Unaffiliated Stockholders. Mr. Behar, a member of the Company Board, abstained from voting on the Company Board Recommendation, including the determination of fairness of the Offer and Merger, due to his position as Chief Executive Officer of Nestlé Health Science, a global business unit of Nestlé S.A.”

•	The last sentence of the first paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer” is replaced with the following:

“The remaining director, Mr. Behar, was not present on the conference call when this action was taken, due to his position as Chief Executive Officer of Nestlé Health Science, a global business unit of Nestlé S.A..”

•	The second paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer” is revised to include the following sentence at the end of such paragraph:

“The analysis and conclusions of the Independent Directors expressly formed the basis for the Company Board’s determination that the Offer and Merger are fair to, and in the best interests of, the Unaffiliated Stockholders and is fair to the unaffiliated security holders of the Company (which exclude all of the directors and officers of the Company) by virtue of being part of the larger group of Unaffiliated Stockholders.”

•	The following paragraph is added after the second paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer”:

“Aimmune has not purchased any Shares in the last two years, and therefore the Independent Directors did not have any purchase prices paid for Shares in the last two years to consider in their evaluation of the fairness of the Offer and Merger.”

•	The following bullet point is added under the heading “Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer—Potentially Negative Factors”:

“the Minimum Tender Condition is structured so that less than a majority of the Unaffiliated Stockholders tender their Shares in the Offer;”

•	The following paragraph is added after the second paragraph under the heading “Company Management’s Unaudited Prospective Financial Information—Early Long-Term Projections”:

“With respect to the underlying assumptions of the Early Long-Term Projections, Company management used an 80% probability of success assumption as to Palforzia commercialization approval for pediatric use throughout Europe (occurring in 2021 and 2022) and a 63% probability of success for commercial approval for Palforzia for adults in the United States (occurring in 2024). The impact of COVID-19 on the revenue projections varies between the Long-Term Projections – Most Favorable Scenario and the Least Favorable Scenario (with the latter assuming a larger impact due to COVID-19, resulting in half of the revenue relative to the Most Favorable Scenario). In the Most Favorable Scenario, Company management assumed that the use of Palforzia would significantly increase starting in September of 2020 and through the rest of the 2020 and into 2021 and beyond. In the Least Favorable Scenario, management assumed very modest Palforzia increases in 2020 with the lingering effect of COVID-19 lasting well into 2021 and thereby lowering revenues for several years to come. Because of such assumptions, over the period 2020-2022 the cumulative difference in Net Income between the Most Favorable Scenario and the Least Favorable Scenario is $337 million.”

•	The third sentence in the first paragraph under the heading “Opinion of Lazard Frères & Co. LLC – Miscellaneous” is hereby deleted and replaced with the following two sentences:

“Lazard has in the two years prior to the delivery of its opinion on August 28, 2020 provided certain investment banking services to L’Oréal S.A. or its subsidiaries, for which Lazard has received and may receive compensation. Nestlé owns an approximately 23.29% stake in L’Oréal S.A. whereas another unaffiliated investor owns an approximately 33.27% stake in L’Oréal S. A.”

Item 8.	Additional Information.

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by including the following subsection:

“Legal Proceedings.

As of September 28, 2020, eight lawsuits have been filed by alleged Company stockholders challenging the Merger. A putative class action complaint captioned Shah v. Aimmune Therapeutics, Inc., et al., Case No. 5:20-cv-06609, was filed by Manisha Shah in the United States District Court for the Northern District of California on September 21, 2020. A complaint captioned Davis v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-04518, was filed by Kenneth Davis in the United States District Court for the Eastern District of New York on September 23, 2020. A complaint captioned Fenton et al. v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-07907, was filed by Shaun Fenton and Katherine Gadsby in the United States District Court for the Southern District of New York on September 24, 2020. A putative class action complaint captioned Rosenblatt v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-01289, was filed by Jordan Rosenblatt in the United States District Court for the District of Delaware on September 24, 2020. A complaint captioned Bushansky v. Aimmune Therapeutics, Inc., et al., Case No. 3:20-cv-06718, was filed by Stephen Bushansky in the United States District Court for the Northern District of California on September 25, 2020. A putative class action complaint, captioned Germano v. Aimmune Therapeutics, Inc., et al., Case No. 3:20-cv-06733, was filed by Steven Germano in the United States District Court for the Northern District of California on September 25, 2020. A complaint captioned Tsenter v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-07989, was filed by Dima Tsenter in the United States District Court for the Southern District of New York on September 25, 2020. A complaint captioned Wodarski v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-01299, was filed by Ryan Wodarski in the United States District Court for the District of Delaware on September 28, 2020. The Shah, Davis, Fenton, Bushansky, Germano and Tsenter complaints name as defendants the Company and certain members of the Company Board. The Rosenblatt and Wodarski complaints name as defendants the Company, certain members of the Company Board, Parent, and Purchaser.

Each of the complaints allege violations of Sections 14(e) and 20(a) of the Exchange Act, and allege generally that the recommendation statement on Schedule 14D-9, filed with the SEC on September 14, 2020, omits material information with respect to the proposed transaction, which renders such recommendation statement false and misleading. Each of the complaints, except for the Bushansky, Germano and Wodarski complaints, allege violations of Section 14(d)(4) of the Exchange Act. Each of the complaints, except for the Bushansky and Germano complaints, allege violations of Rule 14d-9. The Shah and Germano complaints also allege that the defendants breached their fiduciary duties in connection with the Merger.

Each of the complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or damages. In addition, the complaints seek attorneys’ and experts’ fees and expenses.

The defendants believe that the Shah, Davis, Fenton, Rosenblatt, Bushansky, Germano, Tsenter and Wodarski complaints are without merit and intend to vigorously defend against them.

Additionally, on September 28, 2020, purported stockholder Cecilia Pemberton sent the Company a books and records demand pursuant to 8 Del. C. § 220 in connection with such stockholder’s investigation of, among other things, the Early Long-Term Projections, possible conflicts of interest of and breaches of fiduciary duty by members of the Board and the omission of certain potentially material information from the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name:	Douglas Sheehy
Title:	General Counsel and Secretary

Dated: September 29, 2020